Mail Stop 4561

July 10, 2009

Dean M. Freed, Esq.
General Counsel
Mentor Graphics Corporation
8005 SW Boeckman Road
Wilsonville, Oregon 97070-7777

> Re: **Mentor Graphics Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed July 1, 2009**
>   **File No. 333-159631**

Dear Mr. Freed:

　　We have reviewed the above-captioned filing and your responses to our letter dated June 26, 2009 and have the following comments.

The Merger Agreement and the Support Agreements, page 63

The Merger Agreement, page 63

1.　　We note your statement on page 63 that the summary of the merger agreement "is not intended to be a complete description of all the terms of the merger agreement and is qualified in its entirety by reference to the merger agreement."　The description of the merger agreement should be materially complete without reference to the formal document attached as an exhibit.　Please modify your statement that your disclosure is qualified in "its entirety" by reference to the text of the agreement.　If applicable, please revise this section so that the description of the merger agreement is materially complete.　Please narrow other overly-broad disclaimers in your filing accordingly.　For example, you include similar disclaimers with respect to the opinion of Needham & Company and the summary of the support agreements.

Exhibit 8.1

2.　　The final paragraph of Exhibit A to Exhibit 8.1 states: "This opinion is rendered <u>only</u> to you in connection with the Merger and pursuant to the requirements of Section 7.03(e) of the Merger Agreement and is not to be used, circulated, quoted or otherwise referred to or relied upon for any other purpose without our express written permission. In addition, this opinion letter may not be relied upon by or furnished to any other person, firm, corporation or entity without our prior written consent." As noted in prior comment 6, disclaimers of responsibility that state or imply that investors are not entitled to rely on the opinion must be removed. Investors are entitled to rely on the opinion expressed. Please revise.

Exhibit 8.2

3.   We note counsel's statement in the form of closing tax opinion that: "This opinion is being rendered solely for your benefit, may not be relied upon for any other purpose by any person or other entity and may not be made available to any other person or entity without our written consent." Revise to eliminate language that states or implies that investors are not entitled to rely on the opinion.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (650) 463-2600
        Christopher L. Kaufman, Esq.
        Jamie K. Leigh, Esq.
        Latham & Watkins LLP